Mail Stop 6010

      February 8, 2006



VIA U.S. MAIL AND FAX (408) 262-8150

Mr. Michael Healy
Chief Financial Officer
Genesis Microchip Incorporated
2150 Gold Street
P.O. Box 2150
Alviso, California 95002

	Re:	Genesis Microchip Incorporated
		Form 10-K for the year ended March 31, 2005
		Filed June 9, 2005
		File No. 000-33477


Dear Mr. Healy:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended March 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 14

Results of Operations, page 18

Operating Expenses, page 19

1. We see your discussion that management focuses on particular operating expenses and non-cash expenses are reviewed separately. We noted that the tabular presentation provided does not present amounts on an actual basis as presented in your Statement of Operations. Therefore, it appears that the information provided represents non-
GAAP disclosures. Please tell us your consideration of SAB Topic 14.G. In addition, please tell us how you have considered Item 10 of
Regulation S-K. Please also note that to comply with Item 303 of Regulation S-K you should provide an analysis of your U.S. GAAP Statement of Operations.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 36

2. We note that your audit report was signed by an audit firm based
in Toronto, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets are located within California; the majority of your revenues are derived within California, and your corporate offices are located in the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.  Further guidance may be
found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..
Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted and why. We may have further comments.

Consolidated Statements of Operations, page 38

3. We noted that cost of revenues excludes amortization of acquired developed product technology included in amortization of acquired intangible assets. We further noted the effect this exclusion has on reported gross profit. Please revise your financial statements in future periods to include amortization of acquired developed product technology as a component of cost of sales, or remove all references in the filing to gross profit and revise line item description to note the exclusion of those amounts. We refer you to SAB Topic 11.B.

Form 8-K dated May 4, 2005

4. With respect to the non-GAAP disclosures, please respond to the following:

* We note that you have presented a non-GAAP Statement of Operations.
We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K.
If you continue to present non-GAAP information, Item 2.02 of Form
8-
K requires that disclosures "furnished" include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ
Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.

* We also noted that your reconciliation of the non-GAAP
information
as required by Regulation G is in the form of a statement of operations. Please be advised that we do not believe that this presentation of a non-GAAP statement of operations is appropriate either unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please refer to the first bullet point. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.

Provide us with a full sample of your proposed disclosure. We may have further comments after reviewing your response.




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.



								Sincerely,



								Kate Tillan
								Assistant Chief Accountant
Mr. Michael Healy
Genesis Microchip Incorporated
February 8, 2006
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